Exhibit 77 Q1

BADGLEY FUNDS, INC.
Badgley Growth Fund
Badgley Balanced Fund
PROSPECTUS SUPPLEMENT

Dated April 24, 2007

Supplement to Prospectus dated September 27, 2006

Closing of the Badgley Growth Fund and Badgley Balanced Fund

Effective April 24, 2007 the Badgley Growth Fund and the Badgley Balanced Fund (the “Funds”) will be closed to new investors.

Liquidation of the Badgley Funds, Inc. (the “Company”)

The Board of Directors of the Company, at the request of Badgley, Phelps and Bell (the “Adviser”), has recently considered and evaluated the Adviser’s recommendation to cease the operations of the Company and the Funds, primarily due to the high cost of managing a small, independent mutual fund company.  After evaluating this proposal, the Board has determined that it is in the interest of the Funds and the shareholders to close the Funds and redeem all outstanding shares on May 24, 2007.  The liquidation of the Funds, like any redemption of Fund shares, will constitute a sale upon which a gain or loss may be recognized for state and federal income tax purposes depending on the type of account and the adjusted cost basis of the investor’s shares and the Funds will make any final tax distributions to shareholders prior to its liquidation.

Effective immediately each Fund will begin the orderly liquidation of its portfolio to cash and cash equivalents (e.g., money market instruments).

You may redeem all or any portion of your shares at any time.  Any shares that have not been redeemed prior to May 24, 2007 will be redeemed as of that date and the proceeds will be sent to the address of record or distributed pursuant to any other proper instructions received by the Funds.